Exhibit 99.3

FOR RELEASE May 20, 2020

China Biologic Comments on the

Xinjiang Deyuan and Shuanglin Transaction

BEIJING, China – May 20, 2020 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today declared that Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”), China Biologic’s source plasma supplier and cooperation partner, has materially breached its strategic cooperation with China Biologic by entering into plasma supply arrangements with Southern Shuanglin Bio-Pharmacy Co., Ltd. (“Shuanglin”), and that China Biologic will take all necessary measures to protect its rights.

The Company has learned from a public announcement issued on May 15, 2020 by Shuanglin, a company listed on the Shenzhen Stock Exchange, that Shuanglin and Xinjiang Deyuan have entered into a cooperation framework agreement regarding expansion of plasma collection stations, pursuant to which Xinjiang Deyuan has entrusted five plasma collection stations to Shuanglin and has begun to supply source plasma to Shuanglin after receiving approval from the Xinjiang Heath Commission for the entrustment arrangement, and Shuanglin has paid an initial deposit of RMB40 million to Xinjiang Deyuan (the “Shuanglin Transaction”).

The five plasma collection stations that Xinjiang Deyuan entrusted to Shuanglin are among the six stations that Xinjiang Deyuan entrusted to China Biologic under the strategic cooperation agreement (the “Cooperation Agreement”) entered into in August 2015 among the Company’s subsidiary Guizhou Taibang Biological Products Co., Ltd. (“Guizhou Taibang”), Xinjiang Deyuan and its controlling shareholder (as supplemented by a supplementary agreement entered into in August 2018). Under the Cooperation Agreement, Xinjiang Deyuan has the obligation to supply to Guizhou Taibang no less than 500 tonnes of source plasma over a three year period from August 2018 to August 2021 and as of the date hereof, Xinjiang Deyuan has not fully discharged its plasma supply obligations, with approximately 192 tonnes of source plasma remaining to be supplied to Guizhou Taibang. The entry into the Shuanglin Transaction by Xinjiang Deyuan during the term of the Cooperation Agreement makes the five plasma collection stations entrusted to Shuanglin no longer able to supply source plasma to Guizhou Taibang, which the Company believes constitutes a material violation of the Cooperation Agreement.

As previously disclosed in the annual report on Form 20-F filed by the Company with the Securities and Exchange Commission on March 12, 2020, since November 2019, Xinjiang Deyuan has significantly reduced the plasma volume delivered to the Company due to Xinjiang Deyuan’s operating cash shortfall and its disagreement with the Company regarding payment arrangements for the plasma, and China Biologic has been negotiating with Xinjiang Deyuan to try to resolve the disagreement. In addition, as part of the Cooperation Agreement, Guizhou Taibang lent to Xinjiang Deyuan a loan with a principal amount of RMB300 million, and as of the date hereof, the outstanding principal amount of the loan is approximately RMB248 million and the overdue interest amounts to approximately RMB10 million. On March 17, 2020, Guizhou Taibang filed two lawsuits against Xinjiang Deyuan in the Beijing Third Intermediate People’s Court and the Beijing Chaoyang People’s Court, respectively, to demand the repayment of such loan, among other claims. According to Shuanglin’s public announcement, Shuanglin was aware of Xinjiang Deyuan’s ongoing dispute with China Biologic when entering into the Shuanglin Transaction with Xinjiang Deyuan.

China Biologic had no knowledge of the Shuanglin Transaction prior to its public announcement by Shuanglin, and Xinjiang Deyuan did not obtain China Biologic’s consent before entering into such transaction. China Biologic views the Shuanglin Transaction as a serious breach of the Cooperation Agreement by Xinjiang Deyuan. The Company will take all necessary measures, including legal actions, to protect its rights and recoup all potential losses due to Xinjiang Deyuan’s breach of the Cooperation Agreement, including but not limited to any revenue loss due to Xinjiang Deyuan’s failure to supply sufficient source plasma to the Company. The Company will also continue to vigorously litigate the two lawsuits filed against Xinjiang Deyuan.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com